FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated July 30, 2009, regarding the transfer by Grupo Santander of its 32.5% stake in CEPSA at the agreed price of 33 euros per share to International Petroleum Investment Corporation (IPIC)

Item 1
MATERIAL FACT
Following the material fact announcement published on March 31, 2009, Grupo Santander hereby notifies that it has today transferred to International Petroleum Investment Corporation (IPIC) its 32.5% stake in CEPSA at the agreed price of 33 euros per share. The acquirer will apply to the National Securities Market Commission for exemption from the obligation to launch a tender offer, in accordance with the provisions of article 4.2 of Royal Decree 1066/2007, owing to the existence of a shareholder with a higher stake in the share capital, the denial of which would be cause for termination of the contract.
With this transaction, the historical annual return for Grupo Santander derived from its investment in Cepsa has been 13%. The sale has no impact on Grupo Santander’s earnings since this holding in Cepsa has been entered in the accounts under the equity method.
Boadilla del Monte (Madrid), July 30, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 31, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President